                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   AROC INC.
                    ---------------------------------------
                       (Name of Subject Company (issuer))

                                MPAC ENERGY, LLC
                            ENCAP INVESTMENTS L.L.C.
                                GARY R. PETERSEN
                                ROBERT L. ZORICH
                               D. MARTIN PHILLIPS
                    ---------------------------------------
                   (Names of Filing Persons (other persons))

                   Common Stock - $0.001 par value per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   00204J102
                    ---------------------------------------
                     (CUSIP Number of Class of Securities)

                                Robert L. Zorich
                            EnCap Investments L.L.C.
                           1100 Louisiana, Suite 3150
                             Houston, Texas  77002
                                 (713) 659-6100
                    ---------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                           CALCULATION OF FILING FEE
                    ---------------------------------------
           Transaction valuation*                Amount of filing fee
                 $2,294,003                            $458.80
                    ---------------------------------------

*For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 38,233,383 shares of common stock, par value $0.001 per share, of AROC Inc. at a price per share of $0.06. Such number of shares represents 55,278,837 shares of AROC's shares of common stock outstanding as of March 1, 2001, less 17,045,454 shares beneficially held by MPAC Energy, LLC.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $458.80

     Form or Registration No.: Schedule TO-I/13E-3

     Filing Party: AROC INC.

     Date Filed: May 14, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [x]   third-party tender offer subject to rule 14(d)-1.
 [ ]   issuer tender offer subject to rule 13e-4.
 [x]   going-private transaction subject to Rule 13e-3.
 [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This joint Schedule TO/13E-3 (this "Schedule TO"), is filed by MPAC Energy, LLC, a Texas limited liability company ("MPAC"), EnCap Investments L.L.C., a Delaware limited liability company ("EnCap"), Gary R. Petersen, Robert L. Zorich, and D. Martin Phillips. This Schedule TO relates to (i) the offer by AROC Inc. to purchase any and all outstanding shares of its common stock, par value $0.001 per share, at a purchase price of $0.06 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 29, 2001 (which is attached to this Schedule TO as Exhibit 4.1 and hereafter referred to as the "Offer to Purchase"), and in the related Letter of Transmittal (which is attached hereto as Exhibit 4.2), which, together with any amendments or supplements thereto, collectively constitute the "Offer," and (ii) the proposed second-step transaction by MPAC that will cause AROC to no longer be a public company as set forth in the Offer to Purchase.

ITEM 1.  SUMMARY TERM SHEET.

The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

The information set forth under "Introduction" and "The Company--Background and Business" in the Offer to Purchase is incorporated herein by reference. The information set forth under "Item 5.--Market for Registrant's Common Equity and Related Shareholder Market Information and Dividends" in AROC's Annual Report on Form 10-K for the year ended December 31, 2000, a copy of which was previously mailed or being sent to AROC's stockholders along with the Offer to Purchase, is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

The filing persons are as follows:

         (i) MPAC Energy, LLC, a Texas limited liability company is the largest stockholder of AROC and has representatives who sit on the board of directors of AROC. The business address of MPAC is 13101 Northwest Freeway, Suite 320, Houston, Texas 77040, and the business telephone number is (713) 659-6100.

         (ii) EnCap Investments L.L.C., a Delaware limited liability company is a member of MPAC, the general partner of, or investment advisor to several other members of MPAC, and controls the board of managers of MPAC. The business address of EnCap is 1100 Louisiana Street, Suite 3150, Houston, Texas 77002, and the business telephone number is (713) 659-6100.

         (iii) Gary R. Petersen sits on the board of directors of AROC, the board of managers of MPAC, and is a managing director of EnCap. Mr. Petersen is currently principally employed as a managing director of EnCap, his business address is 1100 Louisiana Street, Suite 3150, Houston, Texas 77002, and his business telephone number is (713) 659-6100. Mr. Petersen has been primarily employed as a managing director of EnCap for the past five years.

         (iv) Robert L. Zorich sits on the board of directors of AROC, the board of managers of MPAC, and is a managing director of EnCap. Mr. Zorich is currently principally employed as a managing director of EnCap, his business address is 1100 Louisiana Street, Suite 3150, Houston, Texas 77002, and his business telephone number is (713) 659-6100. Mr. Zorich has been primarily employed as a managing director of EnCap for the past five years.

         (v) D. Martin Phillips sits on the board of directors of AROC, the board of managers of MPAC, and is a managing director of EnCap. Mr. Phillips is currently principally employed as a managing director of EnCap, his business address is 1100 Louisiana Street, Suite 3150, Houston, Texas 77002, and his business telephone number is (713) 659-6100. Mr. Phillips has primarily been employed as a managing director of EnCap for the past five years.

The information set forth under "The Company--Background and Business," "--Officers and Directors" and "Introduction" in the Offer to Purchase, and on Appendix B attached to the Offer to Purchase, is incorporated herein by reference.

To the knowledge of the filing persons, none of the individuals identified in Appendix B to the Offer to Purchase has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the individuals identified in Appendix B to the Offer to Purchase is a citizen of the United States of America, with the exception of (i) Peter C. Tudball, C.B.E., Alan B. Henderson, and William W. Vanderfelt who are all citizens of the United Kingdom, (ii) Leo G. Deschuyteneer who is a citizen of Belgium, (iii) James F. Ladner who is a citizen of Switzerland, and (iv) Juan Carlos Braniff who is a citizen of Mexico.

ITEM 4.  TERMS OF THE TRANSACTION.

The information set forth under "The Tender Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth under "Special Factors--Interests of Certain Persons in the Offer" and "--Background to the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information set forth under "Special Factors--Reasons for and Purpose of the Offer," "--Effects of the Offer" and "--Plans of AROC and MPAC After the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

The information set forth under "The Tender Offer--Source of Funds for and Expenses of the Offer" and "--Certain Conditions of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth under "The Company--Beneficial Ownership of Certain Stockholders" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth under "The Tender Offer--Source of Funds for and Expenses of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

The audited financial statements and notes thereto for AROC included in AROC's Annual Report on Form 10-K for the year ended December 31, 2000, a copy of which was previously mailed or is being sent to AROC's stockholders along with the Offer to Purchase, are incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

The information set forth under "The Tender Offer--Certain Legal Matters and Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

ITEM 12.  EXHIBITS.

4.1    Offer to Purchase.*

4.2    Letter of Transmittal.*

4.3    Notice of Guaranteed Delivery.*

4.4    Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

4.5 Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

4.6    Letter to Shareholders from the Company.*

4.7 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

4.8 Instructions with Respect to the Offer to Purchase for Cash Any and All Outstanding Shares of AROC Inc.*

5.1 Opinion of Randall & Dewey, Inc. relating to the fair market value of AROC's assets dated April 16, 2001.*

10.19 Severance Agreement and Mutual Release dated as of April 11, 2001 between John A. Keenan, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

10.20 Severance Agreement and Mutual Release dated as of April 11, 2001 between Paul R. Fenemore, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

10.21 Severance Agreement and Mutual Release dated as of April 11, 2001 between Francis M. Munchinski, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

10.22 Severance Agreement and Mutual Release dated as of April 11, 2001 between Robert E. Shulte, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

23.1   Consent of Keeling & Associates, Inc.**

99.1   Text of Press Release dated June 8, 2001.***

99.2   Text of Press Release dated June 26, 2001.****

99.3   Summary of Lee Keeling & Associates, Inc. report, as of January 1,
       2001.**


* Incorporated by reference to the Schedule TO-I (Amendment No. 4) filed by AROC Inc. dated June 29, 2001.
** Incorporated by reference to the same exhibit number filed with AROC's Form 10-Q for the quarter ended March 31, 2001.
*** Incorporated by reference to the Schedule TO-I (Amendment No. 2) filed by AROC Inc. dated June 8, 2001.
**** Incorporated by reference to the Schedule TO-I (Amendment No. 3) filed by AROC Inc. dated June 27, 2001.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

The information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO is as follows:

     ITEM 4.  TERMS OF THE TRANSACTION.

     The information set forth under "Special Factors--Dissenters' or Appraisal Rights of Stockholders" and "--Available Information" in the Offer to Purchase is incorporated herein by reference.

     ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth under "Special Factors--Interests of Certain Persons in the Offer" and "--Background to the Offer" in the Offer to Purchase is incorporated herein by reference.

     ITEM 7.  PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS.

     The information set forth under "Special Factors--Background of the Offer; Alternatives Considered," "--Reasons for and Purpose of the Offer," "--Effects of the Offer," and "--Material Federal Income Tax Consequences" in the Offer to Purchase are incorporated herein by reference.

     ITEM 8.  FAIRNESS OF THE TRANSACTION.

     The information set forth under "Special Factors--The Board's Approval and the Special Committee's Recommendation" and "--Opinion of the Financial Advisor to the Special Committee" in the Offer to Purchase is incorporated herein by reference.

     ITEM 9.  REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS.

     The information set forth under "Special Factors--Opinion of the Financial Advisor to the Special Committee" in the Offer to Purchase is incorporated herein by reference.

     ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

     The information set forth under "The Tender Offer--Source of Funds for and Expenses of the Offer" and "--Certain Conditions of the Offer" in the Offer to Purchase is incorporated herein by reference.

     ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

     The information set forth under "Special Factors--The Board's Approval and the Special Committee's Recommendation" and "--The Tender Offer--Plans of AROC and MPAC after the Offer" and on the cover page of the Offer to Purchase are incorporated herein by reference.

     ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED, OR USED.

     The information set forth under "The Tender Offer--Source of Funds for and Expenses of the Offer" in the Offer to Purchase is incorporated herein by reference.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2001                           MPAC Energy, LLC


                                       By: /s/ Robert L. Zorich
                                           -----------------------
                                           Robert L. Zorich, President

Dated: June 29, 2001                           EnCap Investments L.L.C.


                                       By:/s/ Robert L. Zorich
                                          -----------------------
                                          Robert L. Zorich,
                                          Managing Director


Dated: June 29, 2001                      /s/ Gary R. Petersen
                                          --------------------
                                          Gary R. Petersen


Dated: June 29, 2001                      /s/ Robert L. Zorich
                                          --------------------
                                          Robert L. Zorich


Dated: June 29, 2001                      /s/ D. Martin Phillips
                                          ----------------------
                                          D. Martin Phillips

                                 EXHIBIT INDEX



EXHIBIT  NAME
-------------

4.1    Offer to Purchase.*

4.2    Letter of Transmittal.*

4.3    Notice of Guaranteed Delivery.*

4.4    Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

4.5 Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

4.6    Letter to Shareholders from the Company.*

4.7 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

4.8 Instructions with Respect to the Offer to Purchase for Cash Any and All Outstanding Shares of AROC Inc.*

5.1 Opinion of Randall & Dewey, Inc. relating to the fair market value of AROC's assets dated April 16, 2001.*

10.19 Severance Agreement and Mutual Release dated as of April 11, 2001 between John A. Keenan, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

10.20 Severance Agreement and Mutual Release dated as of April 11, 2001 between Paul R. Fenemore, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

10.21 Severance Agreement and Mutual Release dated as of April 11, 2001 between Francis M. Munchinski, AROC Inc., MPAC Energy, LLC and EnCap
       Investments L.L.C.**

10.22 Severance Agreement and Mutual Release dated as of April 11, 2001 between Robert E. Shulte, AROC Inc., MPAC Energy, LLC and EnCap Investments L.L.C.**

23.1   Consent of Keeling & Associates, Inc.**

99.1   Text of Press Release dated June 8, 2001.***

99.2   Text of Press Release dated June 26, 2001.****

99.3   Summary of Lee Keeling & Associates, Inc. report, as of January 1,
       2001.**

* Incorporated by reference to the Schedule TO-I (Amendment No. 4) filed by AROC Inc. dated June 29, 2001.
** Incorporated by reference to the same exhibit number filed with AROC's Form 10-Q for the quarter ended March 31, 2001.
*** Incorporated by reference to the Schedule TO-I (Amendment No. 2) filed by AROC Inc. dated June 8, 2001.
**** Incorporated by reference to the Schedule TO-I (Amendment No. 3) filed by AROC Inc. dated June 27, 2001.